UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Corning Natural Gas Corporation
(Name of the Issuer)

Common Stock
(Title of Class of Securities)

(CUSIP Number: 219381100)

September 13, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    219381100

1.	Names of Reporting Persons. Mirabito Holdings, Inc.
I.R.S. Identification Nos. of above persons (entities only). 15-0552668

2.	Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☐

3.	SEC Use Only.

4.	Citizenship of Place of Organization. New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power.	109,882

	6.	Shared Voting Power.	0

	7.	Sole Dispositive Power.	109,882

	8.	Shared Dispositive Power.	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 109,882

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares. ☐

11.	Percent of Class Represented by Amount in Row (9). 9.60%*

12.	Type of Reporting Person. CO

Item 1.
	(a)	Name of Issuer: Corning Natural Gas Corporation

	(b)	Address of Issuer’s Principal Executive Office:
330 West William Street, P.O. Box 58, Corning NY 14830
Item 2.
	(a)	Name of Person Filing: Mirabito Holdings, Inc.

	(b)	Address of Principal Business Officer:
49 Court Street, P.O. Box 5306, Binghamton, NY 13901

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, $1.00 par value per share _____________________

	(e)	CUSIP Number: None

Item 3.	If this statement is file pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U/S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company of control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 109,882

	(b)	Percent of Class: 9.60%*

	(c)	Number of shares as to which the person has: _____________________

		(i)	Sole power to vote or to direct the vote: 109,882**

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 109,882

		(iv)	Shared power to dispose or to direct the disposition of: 0

* Based upon 1,144,954 shares of Issuer's stock outstanding as of September 20, 2010, as reported by the Issuer.
** This corrects an inaccurate number of shares owned by the reporting person, as previously reported.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities identified in Item 4 (c)(i)) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

None.

Item 8.	Identification and Classification of Members of the Group

None.

Item 9.	Notice of Dissolution of Group

None.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2010
Date

/s/ Joseph P. Mirabito
Signature

Joseph P. Mirabito,
Chief Executive Officer
Name / Title